No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

New Delhi, India, October 04, 2018–Honda Motorcycle & Scooter India Pvt. Ltd., the 100% subsidiary of Honda Motor Company, Japan today announced that it will expand the annual production capacity of its 4th two-wheeler production plant.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 10, 2018

Honda 2Wheelers Announces production capacity to reach 7.0 million

New Delhi, India, October 04, 2018–Honda Motorcycle & Scooter India Pvt. Ltd., the 100% subsidiary of Honda Motor Company, Japan today announced that it will expand the annual production capacity of its 4th two-wheeler production plant.

Honda 2Wheeler’s fourth production plant is located at Vithalapur area in the western state of Gujarat near Ahmedabad. Inaugurated in February 2016 with a production capacity of 0.6 million units initially, the factory was expanded to 1.2 million capacity in June 2016.

Expanding with speed and vitality, Honda 2Wheelers will additionally invest approximately 6300 million rupees and build a new production line within the existing plant site. The new production line will add 0.6 million units and increase the total annual production capacity of scooters only facility at Vithalapur to 1.8 million units by the year 2020.

This expansion will increase HMSI’s overall annual production capacity to 7 million units by year 2020.